# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fusion Fuel Green PLC, CIK 0001819794
CUSIP: G3R25D209
Title of class of securities: Class A Ordinary Shares, $0.0035 nominal value per share
Address of issuer's principal executive offices: The Victorians, 10 Earlsfort Terrace, Saint Kevin's, Dublin 2, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 09/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002011636

## Reporting persons
- Roxy Capital Corp: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 141,482; shared voting power 0; sole dispositive power 141,482; shared dispositive power 0; aggregate amount beneficially owned 141,482 (7.31% of the class)
  Comment: The response to Row 11 above is based on 1,934,673 outstanding Class A ordinary shares as of September 19, 2025, which information was obtained from the issuer.
- Eric Lazer: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 141,482; shared voting power 0; sole dispositive power 141,482; shared dispositive power 0; aggregate amount beneficially owned 141,482 (7.31% of the class)
  Comment: In addition to the 141,482 Class A Ordinary Shares held by the reporting person, the reporting person also holds 3 year warrants to purchase (i) 141,482 Class A Ordinary Shares with an exercise price of $4.926 per Class A Ordinary Share, and (ii) 282,964 Class A Ordinary Shares with an exercise price of $9.852. The Warrants are exercisable immediately, subject to the Beneficial Ownership Limitation (as defined below). A holder of the Warrants may not exercise any such Warrants to the extent that such exercise would result in the number of Shares beneficially owned by such holder and his or its affiliates exceeding 4.99% of the total number of Shares outstanding immediately after giving effect to the exercise, except that upon at least 61 days' prior notice from the holder to the Issuer, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of Shares outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Limitation"). The Reporting Person's Beneficial Ownership Limitation is currently set at 4.99% and, accordingly, the Reporting Person cannot exercise the Warrants and does not beneficially own any of the Shares underlying the Warrants.

## Item 1. Issuer
Name of issuer: Fusion Fuel Green PLC
Address of issuer's principal executive offices: The Victorians, 10 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02 T380, Ireland

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Roxy Capital Corp ("Roxy Capital ") and Eric Lazer, an individual (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 20 Canal Beach, Old Fort Bay, P.O. Box N7776, Nassau, Bahamas 00000.
Citizenship: Roxy Capital is organized in the Cayman Islands. Eric Lazer is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Roxy Capital is the record holder of 141,482 Class A Ordinary Shares. The reporting person also holds 3 year warrants to purchase (i) 141,482 Class A Ordinary Shares with an exercise price of $4.926 per Class A Ordinary Share, and (ii) 282,964 Class A Ordinary Shares with an exercise price of $9.852. The Warrants are exercisable immediately, subject to the Beneficial Ownership Limitation. The Reporting Person's Beneficial Ownership Limitation is currently set at 4.99% and, accordingly, the Reporting Person cannot exercise the Warrants and does not beneficially own any of the Shares underlying the Warrants.

Eric Lazer is the Director of Roxy Capital and has sole voting and investment power over the securities held by it. Eric Lazer disclaims beneficial ownership of such securities except to the extent of his pecuniary interest, if any, in such securities.
Percent of class: See Row 11 of the cover page for each if the Reporting Persons.
Sole power to vote or to direct the vote: See Rows 5 of the cover page for each of the Reporting Persons.
Shared power to vote or to direct the vote: See Rows 6 of the cover page for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See Rows 7 of the cover page for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See Rows 8 of the cover page for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Roxy Capital Corp: /s/ Eric Lazer, Eric Lazer, Director (09/29/2025)
- Eric Lazer: /s/ Eric Lazer, Eric Lazer (09/29/2025)